August 27 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On July 1, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Power Dividend Index Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on August 16, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please revise the electronic shareholder delivery disclosure on the cover page of the Fund’s prospectus to include (see Item 27(7)):

You may elect to receive all future reports in paper free of charge. You can inform the Fund [or your financial intermediary] that you wish to continue receiving paper copies of your shareholder reports by [insert instructions]. Your election to receive reports in paper will apply to all funds held with [the fund complex/your financial intermediary].

Response: The Registrant has added the requested disclosure.

2.	Comment: The Staff notes that the Registrant filed a 497 supplement to the Fund’s prospectus on June 21, 2019, which included changes to the Fund’s investment objective and principal investment strategies. Please, supplementally, explain why a 497 filing was made in that instance rather than a 485(a).

Response: The Registrant notes that the 497 supplement filing in question did not change the Fund’s investment objective. The primary purpose of the 497 supplement was to change references from the S&P 500 Index to the S-Network Large/Mid-Cap 1000 Index in the Fund’s principal investment strategy.

Prospectus

Principal Investment Strategies

3.	Comment: With regard to the disclosure, “The Fund’s investment adviser seeks to achieve the Fund’s primary investment objective by investing in an index…” – please identify which index is being referred to. If it’s the W.E. Donoghue Power Dividend Index, please state so here rather than later in the disclosure.

Response: The disclosure in question has been revised as follows:

The Fund’s investment adviser seeks to achieve the Fund’s primary investment objective by ~~investing in an index~~ attempting to replicate the W.E. Donoghue Power Dividend Index (the “Power Dividend Index”)…

4.	Comment: Throughout this section, please more clearly identify the several indexes that are referred to and explain what their relationship is to one another. For example, please explain what relationship the S-Network Quality Sector Dividend Dogs Index has to the W.E. Donoghue Power Dividend Index. The response should further explain if the S-Network Quality Sector Dividend Dogs Index is an index specifically tailored to the Fund, as the Staff was unable to locate the index on the S-Network website. Finally, the response and subsequent revisions should clarify whether the W.E. Donoghue Power Dividend Index is the same as the Power Dividend Index. If so, please revise to define appropriately.

Response: The Registrant has revised the disclosure to clarify that the W.E. Donoghue Power Dividend Index is defined as the Power Dividend Index. Moreover, as stated in the Registrant’s response to Comment 2, the Fund attempts to replicate the Power Dividend Index, and the Fund’s disclosure has been revised to state as much. As explained in the Fund’s disclosure, the Power Dividend Index “provides a formulaic methodology for allocating investment between the S-Network Quality Sector Dividend Dogs Index (SNQDIV) and short term treasuries”. The Fund’s disclosure further explains that the SNQDIV is comprised of 50 companies “with the highest ratio of free cash flow to debt” from 10 sectors that comprise the S-Network US Equity Large/Mid-Cap 1000 Index (SN1000).

5.	Comment: Given that the Fund’s strategy refers to investing “…in each of 10 sectors…”, please disclose which sector classifications the Fund is utilizing. If GICS, please retain the appropriate disclosure. If not, please supplementally explain.

Response: The Fund relies on the S-Network’s industry classification, which the Adviser has indicated are the same industry classifications as set forth by GICS.

6.	Comment: With regard to the Fund’s 80% policy, the disclosure on its own appears sufficient, however it also appears to be inconsistent with the use of indicators described in this section. For example, the indicators disclosure contemplates two scenarios in which the Fund could invest 50%

of its net assets in treasuries or money market funds or even become fully invested in either. Please revise the disclosure throughout, where appropriate, to ensure that 80% of the Fund’s net assets will be invested in dividend-producing securities at all times.

Response: The Registrant believes that the current disclosure is appropriate. The Fund has adopted an 80% policy to invest its net assets in dividend producing securities. As stated in the current disclosure, the Fund will only use short term treasuries or money market funds as temporary defensive positions when the Power Dividend Index’s methodology so dictates. Using this temporary defensive position investment strategy, the Fund’s investments have fallen below 80% in dividend producing securities and moved to a temporary defensive position only four times since the Fund’s inception in November 2013.

7.	Comment: Given the referenced to the “the S-Network Large/Mid Cap 1000 Index” – please add “Large-Cap Risk” and “Mid-Cap Risk” to the Fund’s Principal Investment Risks sections.

Response: The following risks have been added to the Fund’s summary Principal Investment Risks section, with corresponding risk disclosures added to the statutory section.

Large-Cap Risk. Large-cap companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

Mid-Cap Risk. Stocks of mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. Mid-sized companies may have limited product lines or financial resources, and may be dependent upon a particular niche of the market.

8.	Comment: With regard to the Fund’s sector allocation, please identify the percentage of Fund assets that will be invested approximately in each such sector.

Response: The Fund could invest up to approximately 10% of its assets in any such sector.

9.	Comment: If applicable, disclose that the Fund will attempt to replicate the “Power Dividend Index”. If so, it is not necessary to continue to state “the Index and the Fund”.

Response: The Registrant confirms that the Fund will attempt to replicate the “W.E. Donoghue Power Dividend Index”. Please see the revised disclosure in Response 3.

10.	Comment: With regard to the disclosure, “the SNQDIV Index is below a longer term exponential moving average value of the SNQDIV Index over certain time periods” – please restate in plain English and specify what certain time periods are.

Response: The disclosure in question has been revised as follows:

Exponential Moving Average Indicator – ~~Each of Power Dividend Index and~~ The Fund will allocate 50% of its assets to short term treasuries or money market funds when a shorter term exponential moving average value of the SNQDIV Index is ~~below~~ less than a longer term exponential moving average value of the SNQDIV Index over certain time periods. An index’s exponential moving average value is the weighted average of its value over a certain period of time (e.g. 50 days). An exponential moving average gives more weighting to more recent values for the relevant time period.

Please note that exponentional moving average is defined within the disclosure in question. The Registrant respectfully declines to disclose the specific time periods.

11.	Comment: With regard to the disclosure, “[a]n exponential moving average gives more weighting to more recent values for the relevant time period” – please clarify how the phrase “gives more weighting” is consistent with how “exponential moving average value” is defined in the preceding sentence.

Response: The disclosure in question has been revised as follows:

An index’s exponential moving average value is the weighted average of its value over a certain period of time (e.g. 50 days).

12.	Comment: Please add the appropriate corresponding risk disclosure in the Fund’s Principal Investment Risks for “While the Fund is a diversified fund, it may invest in fewer securities than other diversified funds.”

Response: The disclosure in question has been revised as follows:

While the Fund is a diversified fund, it may invest in fewer securities than other diversified funds. Accordingly, the Fund’s performance may be more sensitive to market changes than other diversified funds.

Performance

13.	Comment: Please add “the Index does not reflect any fees or expenses” to the S&P 500 Value Total Return Index disclosure. Note that this is already present in the S&P 500 Total Return Index disclosure.

Response: The requested revise has been made.

14.	Comment: Please consider deleting the disclosure, “The growth factors used to determine a stock's growth score are 5-year earnings per share growth rate, 5-year sales per share growth rate and 5-year internal growth rate (ROE * earnings retention rate)” – as this disclosure seems more suited to the S&P 500 Growth Index.

Response: The requested revision has been made.

15.	Comment: Given the disclosure stating that the S&P 500 Value Total Return Index is the Fund’s new primary benchmark, please move it above the S&P 500 Total Return Index in the performance table.

Response: The requested revision has been made.

Additional Information About Principal Investment Strategies and Related Links

Investment Objective

16.	Comment: The Fund’s objective in this section states, “The primary investment objective of the Power Dividend Index Fund is total return from dividend income and capital appreciation” – please add the term dividend before income in the summary section.

Response: The requested revision has been made.

17.	Comment: Please reorder the Fund’s principal investment risks according to priority rather than alphabetical order. Please note that after listing the most significant risks of the Fund by priority, the remaining risks can be alphabetized if desired.

Response: The Registrant respectfully declines to revise the existing disclosure.

18.	Comment: Please reconcile the Fund’s Principal Investment Risks with its Principal Investment Strategies in all instances where appropriate. For example, within “Hedging Risk”, ETFs are referenced, but not within the strategy section. Additionally, “Index Tracking Risk” is contained in the statutory section, but not in the summary section. Please ensure that all risks are addressed in both the summary and statutory sections.

Response: The requested revisions have been made.

Management – Investment Adviser

19.	Comment: This section refences the Adviser’s assets under management as of June 30, 2018. Please revise this date and all other applicable dates and corresponding disclosure throughout the Fund’s registration statement so that they are provided as of the either the most calendar or fiscal year end as required by Form N-1A.

Response:

As of ~~June 30, 2018~~ June 30, 2019, the adviser had approximately ~~$3.21~~ $2.5 billion in assets under management or under advisement.

Appendix A

20.	Comment: Please confirm that this appendix is no longer required and was appropriately removed.

Response: The Registrant so confirms.

Statement of Additional Information

Portfolio Turnover

21.	Comment: Please update this section to include the Fund’s turnover rate for its fiscal year ended June 30, 2019. If there is a wide variance between the fiscal year ends 2018 to 2019, as there was for the fiscal year ends 2017 to 2018, please add the narrative explanatory disclosure required by Form N-1A.

Response: The disclosure in question has been updated.

Part C

22.	Comment: Please confirm that all applicable exhibits have or will be filed as necessary.

Response: The Registrant so confirms.

23.	Comment: Please revise to include Item 32(a), which the Staff notes is currently written as Item 32(c). Additionally, revise Item 32(c) to remove the copyright symbol.

Response: The requested revisions have been made.

24.	Comment: Please provide the Staff with a response letter and revised, marked courtesy copy of the registration statement, depicting all changes within 5 business days prior to the effective date of the initial filing.

Response: The Registrant so confirms.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser